SembCorp
Industries

02 AUG 29 AM 10: 56

Rule 12g3-2(b) File No. 825109

02049675

14 August 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

f Linda Hoon (Ms)
Group Company Secretary

Enclosure

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

dlw 9/5

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

Unaudited Half Year Financial Statement And Dividend Announcement

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group and Company for the half year ended June 30, 2002
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Half year to 30/06/02	Restated* Half year to 30/06/01	Increase/ (Decrease)	Half year to 30/06/02	Half year to 30/06/01	Increase/ (Decrease)
1.(a)	Turnover	1,975,030	1,410,081	40.1	66,497	3,352	1883.8
1.(b)	*Cost of sales*	(1,724,336)	(1,187,452)	45.2	0	0	0
1.(c)	Gross profit	250,694	222,629	12.6	66,497	3,352	1883.8
1.(d)	Investment income	1,354	3,742	(63.8)	0	0	0
1.(e)	Other income including interest income	20,866	27,021	(22.8)	5,803	8,676	(33.1)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	223,032	215,468	3.5	69,235	9,803	606.3
2.(b)(i)	Interest on borrowings	(48,070)	(51,674)	(7.0)	(16,898)	(7,994)	111.4
2.(b)(ii)	Depreciation and amortisation	(90,006)	(66,237)	35.9	(277)	(330)	(16.1)
2.(b)(iii)	Foreign exchange gain/(loss)	2,293	999	129.5	0	(59)	N.M
2.(c)	Exceptional items (provide separate disclosure of items)	30,648	121,136	(74.7)	0	0	0

		Group			Company		
		S$'000		%	S$'000		%
		Half year to 30/06/02	Restated* Half year to 30/06/01	Increase/ (Decrease)	Half year to 30/06/02	Half year to 30/06/01	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	117,897	219,692	(46.3)	52,060	1,420	3566.2
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence) &JV	60,184	43,167	39.4	0	0	0
2.(f)	Operating profit before income tax	178,081	262,859	(32.3)	52,060	1,420	3566.2
2.(g)	Less income tax (Indicate basis of computation)	(43,263)	(54,409)	(20.5)	(11.914)	(821)	1351.2
2.(g)(i)	Operating profit after tax before deducting minority interests	134,818	208,450	(35.3)	40,146	599	6602.2
2.(g)(ii)	Less minority interests	(39,134)	(47,637)	(17.8)	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	95,684	160,813	(40.5)	40,146	599	6602.2
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

		Group			Company		
		S$'000		%	S$'000		%
		Half year to 30/06/02	Restated* Half year to 30/06/01	Increase/ (Decrease)	Half year to 30/06/02	Half year to 30/06/01	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	95,684	160,813	(40.5)	40,146	599	6602.2

Note:-
N.M
-Not Meaningful
Turnover of the Company represents dividend income recognised.
* Figures for half year ended June 30, 2001 have been restated with the adoption of the revised Statement of Accounting Standard ("SAS") 12. See paragraph 13 for details.

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	6.83%	14.78%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	6.78%	16.22%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue cts	5.36 1,785,026	10.02 1,605,202
	(ii) On a fully diluted basis	5.36 1,786,015	10.01 1,606,223
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on cts	74.74	55.52

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	GROUP	
	1H2002	**1H2001**
	$'000	$'000
Administrative Expenses	138,965	112,591

Item 4 is not applicable to interim results

		Group			Company		
		S$'000		%	S$'000		%
		Half year to 30/06/02	Restated* Half year to 30/06/01	Increase/ (Decrease)	Half year to 30/06/02	Half year to 30/06/01	Increase/ (Decrease)
4.(a)	Sales reported for first half year	1,975,030	1,410,081	40.1	66,497	3,352	1883.8
4.(b)	Operating profit [2(g)(i) above] reported for first half year	134,818	208,450	(35.3)	40,146	599	6602.2
4.(c)	Sales reported for second half year	0	0	0	0	0	0
4.(d)	Operating profit [2(g)(i) above] reported for second half year	0	0	0	0	0	0

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group's tax charge in half year 2002 included a writeback of provision for deferred tax of $5,286,000 in respect of prior years mainly due to reduction in Singapore corporate tax rate. There was also a writeback of over provision of current tax of $659,000 in respect of prior years.

5.(b) Amount of any pre-acquisition profits

There are no pre-acquisition profits included in the results for the period.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
There are no material profits from sale of investments and properties in the results reported except those disclosed as Exceptional items. Please refer to note 5(d).	$0.00

5.(d) Any other comments relating to Paragraph 5

	GROUP	
	1H2002	**1H2001**
	$'000	$'000
The Group's exceptional items comprise the following:		
Net gain on disposals/dilution of interest in investments and business	41,476	111,123
Impairment allowances for assets and investments	(10,828)	-
Others	-	10,013
Exeptional items before tax and minority interest (net)	30,648	121,136
Less: Tax and minority interest	(5,345)	(24,940)
Exceptional items after tax attributable to the Group	25,303	96,196

6. Segmental Results

Utilities	Engineering & Construction	Env'l Engineerin	Logistics	Marine Engineerin	In Devpt	Eliminations	Consolidation

By Business Activity

1H2002

Total revenue from external customers	461,768	392,063	67,798	221,370	489,693	342,338	-	1,975,030
Inter-segment revenue	3,161	18,978	1,201	1,059	2,294	15,595	(42,288)	-
Revenue	464,929	411,041	68,999	222,429	491,987	357,933	(42,288)	1,975,030
Segment results (Profit/(Loss) before Interest, Income Tax & Share of results of Associated Companies & Joint Ventures)	37,425	(1,031)	3,562	32,494	49,759	32,995	-	155,204
Interest Income	1,835	237	49	300	7,367	9,869	(8,894)	10,763
Financing costs	(20,531)	(493)	(101)	(3,348)	(376)	(32,115)	8,894	(48,070)
Profit/(loss) before Income tax & Share of results of Associated Companies & Joint Ventures	18,729	(1,287)	3,510	29,446	56,750	10,749	-	117,897
Share of results of Associated Companies & Joint Ventures	10,233	200	5,261	29,896	2,248	12,346	-	60,184
Profit/(loss) before Income Tax	28,962	(1,087)	8,771	59,342	58,998	23,095	-	178,081
Taxation								(43,263)
Minority Interest								(39,134)
Profit after Tax attributable to Members of the Company								95,684

	Utilities	*Engineering & Construction*	*Env'l Engineering*	*Logistics*	*Marine Engineering*	*In Devpt*	*Eliminations*	*Consolidation*
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H2001								
Total revenue from external customers	174,882	275,658	74,491	234,504	370,563	279,983	-	1,410,081
Inter-segment revenue	151	24,381	-	3,070	2,793	6,735	(37,130)	-
Revenue	175,033	300,039	74,491	237,574	373,356	286,718	(37,130)	1,410,081
Segment results (Profit/(loss) before Interest, Income Tax & Share of results of Associated Companies & Joint Ventures)	18,229	12,767	(677)	83,000	42,921	94,011	-	250,251
Interest Income	2,270	5,664	306	989	9,329	14,466	(11,909)	21,115
Financing costs	(7,501)	(4,977)	(184)	(6,051)	(143)	(44,727)	11,909	(51,674)
Profit/(loss) before Income Tax & Share of results of Associated Companies & Joint Ventures	12,998	13,454	(555)	77,938	52,107	63,750	-	219,692
Share of results of Associated Companies & Joint Ventures	4,373	752	5,104	29,405	(4,110)	7,643	-	43,167
Profit before Income Tax	17,371	14,206	4,549	107,343	47,997	71,393	-	262,859
Taxation								(54,409)
Minority Interest								(47,637)
Profit after Tax attributable to Members of the Company								160,813

By Country of Incorporation

	Utilities	**Engineering & Construction**	**Env'l Engineering**	**Logistics**	**Marine Engineering**	**In Devpt**	**Eliminations**	**Consolidation**
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H2002								
Turnover								
Singapore	457,053	269,883	68,999	157,891	483,132	236,569	(42,288)	1,631,259
Rest of Asia	7,876	50,297	-	52,937	8,855	63,978	-	183,943
Others	-	90,861	-	11,601	-	57,386	-	159,848
	464,929	411,041	68,999	222,429	491,987	357,933	(42,288)	1,975,030

	Utilities	**Engineering & Construction**	**Env'l Engineering**	**Logistics**	**Marine Engineering**	**In Devpt**	**Eliminations**	**Consolidation**
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H2001								

Rest of Asia	20,205	39,187	-	46,120	237	37,500	-	143,249
Others	-	16,681	-	6,692	-	41,457	-	64,830
	175,033	300,039	74,491	237,574	373,356	286,718	(37,130)	1,410,081

By Geographical Areas

1H2002	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Eliminations	Consolidation
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover								
Singapore	324,670	269,883	68,999	157,891	166,193	228,375	(40,081)	1,175,930
Rest of Asia	34,972	50,297	-	52,937	42,559	77,953	(1,404)	257,314
Others	105,287	90,861	-	11,601	283,235	51,605	(803)	541,786
	464,929	411,041	68,999	222,429	491,987	357,933	(42,288)	1,975,030

1H2001	Utilities	Engineering & Construction	Env'l Engineering	Logistics	Marine Engineering	In Devpt	Eliminations	Consolidation
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover								
Singapore	84,964	260,853	74,491	167,853	156,644	197,907	(20,449)	922,263
Rest of Asia	64,447	22,740	-	55,921	53,654	47,984	(16,681)	228,065
Others	25,622	16,446	-	13,800	163,058	40,827	-	259,753
	175,033	300,039	74,491	237,574	373,356	286,718	(37,130)	1,410,081

6.1 Summary of Segmental Information

By Country of Incorporation

	Turnover 1H2002	Turnover 1H2001	% of Turnover 1H2002	% of Turnover 1H2001
	$'000	$'000		
Singapore	1,631,239	1,202,002	82.6%	85.2%
Rest of Asia	183,943	143,249	9.3%	10.2%
Others	159,848	64,830	8.1%	4.6%
	1,975,030	1,410,081	100.0%	100.0%

By Geographical Areas

	Turnover 1H2002	Turnover 1H2001	% of Turnover 1H2002	% of Turnover 1H2001
	$'000	$'000		
Singapore	1,175,930	922,263	59.5%	65.4%
Rest of Asia	257,314	228,065	13.0%	16.2%
Others	541,786	259,753	27.4%	18.4%
	1,975,030	1,410,081	100.0%	100.0%

By Key Businesses

	Turnover (Exclude Inter-segment revenue) 1H2002	1H2001	+/(-)
	$'000	$'000	%
Utilities	461,768	174,882	164.0
Engineering & Construction ("E&C")	392,063	275,658	42.2
Environmental Engineering ("EE")	67,798	74,491	(9.0)
Logistics	221,370	234,504	(5.6)
Marine Engineering ("Marine")	489,693	370,563	32.1
	1,632,692	1,130,098	44.5

	1,975,030	1,410,081	40.1

	Profit /(loss) before Income Tax		
	1H2002	**1H2001**	+/(-)
	$'000	$'000	%
Utilities	28,962	17,371	66.7
Engineering & Construction ("E&C")	(1,087)	14,206	(107.7)
Environmental Engineering ("EE")	8,771	4,549	92.8
Logistics	59,342	56,257	5.5
Marine Engineering ("Marine")	44,524	47,997	(7.2)
	140,512	140,380	0.1
In Development	6,921	1,343	415.3
Profit before Income Tax and before Exceptional items	147,433	141,723	4.0
Exceptional gain	30,648	121,136	(74.7)
Profit before Income Tax	178,081	262,859	(32.3)

7.(a) Review of the performance of the company and its principal subsidiaries

Group Overview

Turnover increased by 40 per cent in 1H2002 to $1,975 million as compared with last year's corresponding period of $1,410 million. Gross Profit also increased to $251 million from $223 million. These improvements came mainly from four Key Businesses. The Group's Profit before Income Tax (and before net exceptional gain), in 1H2002 of $147 million is a slight improvement over last year.

Segmental Overview [Any material factors affecting the earnings(-PBT (before Assoc & JV), turnover and costs (-COS & G & A). Any material changes in contributions to turnover & earnings by geographical and business segments]

Five Key Businesses

In 1H2002, turnover in the five Key Businesses grew by 44 per cent and contributed to more than 80 per cent of the Group's total turnover. Overall these Key Businesses reported a PBT (before net exceptional gain) of $141 million, a slight improvement over last year.

Utilities

Growth in turnover and PBT of 164 per cent and 67 per cent, respectively, came mainly from the facilities and investments on Jurong Island, which commenced operation in 2H2001. These investments include SembCorp Cogen, SembCorp Power and SembGas.

Engineering & Construction

Turnover for 1H2002, was $392 million, a growth of some 40 per cent from 1H2001 of $276 million. However, keen competition and provision for losses for certain JV projects resulted in a loss before tax of $1.1 million for E&C.

Environmental Engineering

PBT grew from $4.5 million to $8.8 million notwithstanding lower turnover. The higher profit was due to results of rationalization efforts to improve the operation efficiencies of its municipal waste collection operations.

Logistics

Excluding the businesses divested in last year, SembCorp Logistics' turnover has increased by 5 per cent over last year's corresponding period while PBT (before net exceptional gain) grew by more than 20 per cent. The profit growth came mainly from its Supply Chain Management operations. The Marine Services business, which was divested last year, contributed $27 million and $8 million to SembCorp Logistics' 1H2001 tunover and PBT respectively.

Marine's turnover for 1H2002 improved by 31.8 per cent from $373 million in 2001 to $492 million. This improvement was attributable mainly to the increase in new building and conversion business activities. PBT improvement from $48 million in 2001 to $59 million came mainly from exceptional profits derived mainly from the divestment of an associated company and sales of other long-term investments.

In Development

This segment's turnover grew by 22 per cent, contributing about 20 per cent of the Group's turnover. Overall this segment's PBT (before net exceptional gain from divestment) has achieved significant improvements.

The major company under this business segment is the Group's food subsidiary which contributed about 55 per cent of this business segment's turnover. This unit's turnover for 1H2002 increased by 4.1 per cent over the corresponding period last year while PBT declined by 3.9 per cent.

Efforts in turning around and in improving the Group's industrial park and internet service provider businesses bore results. Group's 1H2002 share of the Vietnam industrial park results was a profit of $1.6 million (1H2001: loss of $2.0 million). Overall results from other industrial parks have also improved.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

Not applicable.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

None

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Barring unforseen circumstances, the overall operating performance of the Group is expected to show improvement over FY2001, despite a generally weak market.

Utilities

Utilities is expected to maintain a healthy level of profit growth, with continued contribution from the Group's intergrated utilities and energy operations.

Engineering & Construction

Performance for E&C has worsened in the first half of 2002. This is in part due to provision made for loss in certain JV projects. The performance of E&C is expected to be worse than the previous year.

Environmental Engineering

As a whole, this Key Business is expected to show profit growth over FY2001. Operationg conditions in Singapore are expected to remain stable and EE will continue to improve systems and processes in its local operations to further enhance profitability.

Logistics

Logistics' supply chain management business will continue to be its major source of growth for FY2002 with China operations expected to grow at a faster rate. Logistics is expected to perform better than

Marine Engineering

Barring unforseen circumstances, with its current orderbook, Marine expects its current year's results to show an improvement over the previous year. The ship repair market remains competitive. However, the market for ship conversion, modifications of rigs and offshore platform for the oil and gas industries is still strong.

In Development

The Group's food subsidiary expects single digit growth in earnings over FY2001. Efforts to unlock shareholders' value through divestment of the Group's other non-core operations will continue for the remainder of 2002.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a results of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demand, customer and partners, changes in operating expenses, including employee wages, benefits and training, govenmental and public policy changes. You are cautioned not to place undue relaince on these forward looking statements, which are based on current view of management on future events.

9. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year ()	Previous Year ()
Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

Not applicable

(e) Books closure date

Not applicable

(f) Any other comments relating to Paragraph 9

None

10.(a) Balance sheet

	GROUP		COMPANY	
		Restated		
	30/06/02	31/12/01	30/06/02	31/12/01
	$'000	$'000	$'000	$'000
Property, plant and equipment	2,319,452	2,247,974	1,128	1,264
Investment properties	547	547	-	-
Investments in subsidiaries	-	-	2,612,269	2,612,269
Investments in Associated				

Other financial assets	166,282	165,022	90	90
Long term receivables and assets	365,999	377,072	-	-
Intangible assets	50,895	81,718	-	-
Current assets	2,566,731	2,555,970	1,004,482	654,490
Current liabilities	(2,579,954)	(2,948,294)	(1,851,941)	(1,844,152)
Net current assets/(liabilities)	(13,223)	(392,324)	(847,459)	(1,189,662)
	3,678,705	3,265,869	1,766,028	1,423,961
Less:Non-current liabilities				
Tern Loans	(1,416,999)	(1,386,455)	(500,000)	(500,000)
Other non-current liabilities	(177,513)	(186,323)	(6,308)	(1,248)
	2,084,193	1,693,091	1,259,720	922,713
Share Capital	455,215	401,586	455,215	401,586
Reserves	956,539	624,383	804,505	521,127
Share capital and reserves	1,411,754	1,025,969	1,259,720	922,713
Minority interests	672,439	667,122	-	-
	2,084,193	1,693,091	1,259,720	922,713

10.(b) Cash flow statement

	GROUP	
	1H2002	1H2001
	$'000	$'000
Cash Flows from Operating Activities		
Profit before taxation and minority interest	178,081	262,859
Adjustments for:-		
Dividend and Interest Income	(11,144)	(21,706)
Interest Expense	48,070	51,674
Depreciation and Amortisation	90,006	66,237
Share of results of associated companies and joint ventures	(60,184)	(43,167)
Gain on disposal of property, plant and equipment	(531)	(803)
Gain on disposal/dilution of interest in investments and business	(42,373)	(114,281)
Other non-cash items	9,365	(1,051)
Operating profit before working capital changes	211,290	199,762
Changes in working capital	126,350	(246,792)
	337,640	(47,030)
Income tax paid	(52,002)	(43,978)
Net cash inflow/(outflow) from operating activities	285,638	(91,008)
Cash Flows from Investing Activities		
Dividend and Interest Received	29,145	33,203
Proceeds from disposal of investments and business	101,857	219,829
Proceeds from disposal of property, plant and equipment	6,332	1,480
Addition and acquisition of investments and business	(87,899)	(25,355)
Purchase of property, plant and equipment	(69,728)	(114,339)
Partial return of capital and cash contribution from associated companies	7,736	3,051
Balances with related parties	9,707	30,363
Long-term receivables and prepayments	(28,075)	(64,346)
License fee paid	-	(832)
Net cash (outflow)/inflow from investing activities	(30,925)	83,054
Cash Flows from Financing Activities		
Proceeds from issue of shares (net)	339,469	1,256
Proceeds from issue of shares to minority shareholders of subsidiaries	4,289	108,951
Dividends paid to shareholders of the Company	(42,608)	(30,315)
Dividends paid to minority shareholders of subsidiaries	(40,570)	(26,802)
Net repayments of loans	(391,251)	(266,427)
Fixed Deposit pledged with a bank for banking facilities	(40,071)	-
Interest paid	(44,283)	(54,355)

Net increase/(decrease) in cash and cash equivalents	42,722	(275,912)
Cash and cash equivalents at beginning of the year	402,054	657,635
Effects of exchange rate changes on cash and cash equivalents	100	454
Cash and cash equivalents at end of the period	444,876	382,177

10.(c) Statement of changes in equity

The Group	Share Capital $'000	Share premium $'000	Merger reserve $'000	Capital reserve $'000	Currency translation reserve $'000	Accumulated profits $'000	Total $'000
At January 1, 2001, as previously reported	401,286	4,927	29,201	19,540	9,808	391,287	856,049
Effect of adopting new/revised SAS	-	-	-	-	-	(3,585)	(3,585)
At January 1, 2001, as restated	401,286	4,927	29,201	19,540	9,808	387,702	852,464
Issue of ordinary shares under Executives' Share Option Scheme	300	1,184	-	-	-	-	1,484
Share of capital reserves of associated companies	-	-	-	1,189	-	-	1,189
Net realisation of reserves	-	-	-	(1,688)	-	-	(1,688)
Goodwill on acquisition of subsidiaries and associated companies previously written off against reserves now charged to profit and loss account	-	-	-	470	-	8,710	9,180
Redeemable convertible loan stock of a subsidiary	-	-	-	199	-	-	199
Foreign Currency Translation Difference	-	-	-	-	19,317	-	19,317
Profit for the year (restated)	-	-	-	-	-	174,139	174,139
Dividends	-	-	-	-	-	(30,315)	(30,315)
At December 31, 2001	401,586	6,111	29,201	19,710	29,125	540,236	1,025,969
At January 1, 2002, as previously reported	401,586	6,111	29,201	19,710	29,125	545,772	1,031,505
Effect of adopting new/revised SAS	-	-	-	-	-	(5,536)	(5,536)
At January 1, 2002, as restated	401,586	6,111	29,201	19,710	29,125	540,236	1,025,969
Issue of ordinary shares under Equity Placement	53,475	285,213	-	-	-	-	338,688
Issue of ordinary shares under Executives' Share Option Scheme	154	627	-	-	-	-	781
Share of reserves of associated companies	-	-	-	22	-	(13)	9
Net realisation of reserves	-	-	-	(7,938)	465	2,286	(5,187)
Foreign Currency Translation Difference	-	-	-	-	(1,582)	-	(1,582)
Profit for the period	-	-	-	-	-	95,684	95,684
Dividend paid	-	-	-	-	-	(42,608)	(42,608)
At June 30, 2002	455,215	291,951	29,201	11,794	28,008	595,585	1,411,754

The Company	**Share Capital** $'000	**Share premium** $'000	**Accumulated profits** $'000	**Total** $'000

Issue of ordinary shares under Executives' Share Option Scheme	300	1,184	-	1,484
Profit for the year	-	-	450,683	450,683
Dividends	-	-	(30,315)	(30,315)
At December 31, 2001	401,586	6,111	515,016	922,713
At January 1, 2002	401,586	6,111	515,016	922,713
Issue of ordinary shares under Equity Placement	53,475	285,213	-	338,688
Issue of ordinary shares under Executives' Share Option Scheme	154	627	-	781
Profit for the period	-	-	40,146	40,146
Dividend paid	-	-	(42,608)	(42,608)
At June 30, 2002	455,215	291,951	512,554	1,259,720

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

Group Balance Sheet

In February 2002, the Company completed successfully an equity placement (refer to paragraph 11) with a net proceeds of approximately $338.7 million which has been used to pay down the Group's short-term borrowings while pending the use of the proceeds to fund future investments and acquisitions and for general working capital purposes.

Consolidated Statement of Cash Flows

The Group's cash flow from operations for 1H2002 was about $286 million, with about $126 million contribution from changes in working capital.

11. Details of any changes in the company's issued share capital

During the period, the Company issued 213,900,000 ordinary shares of $0.25 each for cash and 106,950,000 warrants carrying the right to subscribe for 106,950,000 shares under an equity placement and 618,608 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at June 30, 2002, the Company's issued and paid up capital comprises 1,820,861,507 (December 31, 2001: 1,606,342,899) ordinary shares of $0.25 each. In addition, there were:-

(i) 46,974,454 (December 31, 2001: 45,939,358) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme; and

(ii) 106,950,000 (December 31, 2001: nil) warrants carrying the right to subscribe for 106,950,000 ordinary shares of $0.25 each at an exercise price of $1.7334.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

Secured	Unsecured	Secured	Unsecured
115.700	642,863	180,792	969,907

(b) Amount repayable after one year

As at 30/06/02		As at 31/12/01	
Secured	Unsecured	Secured	Unsecured
783,101	702,572	817,008	640,604

(c) Any other comments relating to Paragraph 12

The above total borrowings includes Project Finance loans of $676 million (december 31, 2001: $562 million). Short-term borrowings were reduced due to the proceeds received from the equity placement.

Net gearing ratio has reduced to 0.8 (December 31, 2001: 1.3). Excluding Project Finance loans, net gearing ratio was 0.6 (December 31, 2001: 1.0).

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

Except as dsclosed below, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2001.

Change in Accounting Policy

With effect from January 1, 2002, the Group has modified its accounting policies to conform with the new requirements of Statement of Accounting Standard 12 ("SAS 12") on Accounting for Taxes on Income. With the change in accounting policy, the Group's accumulated profits as at December 31, 2001 was reduced by $5.5 million, from $545.7 million to $540.2 million. In 2001, the impact of SAS 12 to Profit Attributable to Shareholders was an increase of $1.7 million for half year ended June 30, 2001 and a decrease of $1.9 million for full year ended December 31, 2001.

14. **Economic Value-Added**

The Economic Value-Added ("EVA") for the Group for 1H2002 was -$24 million (1H2001: -$11.4 million). Excluding impact from unusual items, such as divestment gains, EVA for Group was -$24 million (1H2001: -$15.3 million). The lower EVA in 1H2002 was a result of increased capital charge from newly acquired investments where returns is still at early stage. Weighted Average Cost of Capital is 8.2% (2001: 8.4%).

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
August 14, 2002

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES' 1H02 NET EARNINGS REACH $96M
- Healthy growth from Utilities, Environmental Engineering, Logistics and Marine Engineering

Press Release-1H2002.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/08/2002 to the SGX

SembCorp Industries

August 14, 2002

SEMBCORP INDUSTRIES' 1H02 NET EARNINGS REACH $96M

- **Healthy growth from Utilities, Environmental Engineering, Logistics and Marine Engineering**

SembCorp Industries today released its 1H02 Results. Profit after Tax and Minority Interest (PATMI) was $96 million. PATMI before Exceptional Items grew 9 per cent to $70m against 1H02. ROE (annualised) was 13 per cent while the Group orderbook (combining Marine Engineering, SMOE, and Engineering & Construction) totalled $4 billion.

In the first half of the year, four of the Group's Key Businesses – Utilities, Environmental Engineering, Logistics and Marine Engineering – showed a combined net profit growth of 25 per cent to $76 million. Engineering & Construction (E&C), however, posted a loss of $1.4m due to provisions made for foreseeable losses in certain joint venture projects because of unforeseen ground conditions.

Wong Kok Siew, Deputy Chairman and CEO of SembCorp Industries said: "In my judgement, we should recognise the foreseeable losses at E&C now and inform the market accordingly. Given available information, I expect E&C's performance to be weaker in 2H02 nonetheless. SembCorp Industries' full-year net earnings growth will likely be in the single-digit range."

He added: "Our four other Key Businesses are still performing on track and if we carry out additional divestments, our Group's performance will certainly be better."

- End -

For more information, please contact:-

Ms Beverley Wong
Executive
Group Corporate Relations
SembCorp Industries
Tel: 6357 9153
Fax: 6352 2163
Email: beverley.wong@sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

Presentation Slides-1H2002 Performance Review

PresentationSlides-1H2002.pd

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/08/2002 to the SGX